Exhibit 99.1

Shopify Completes Offerings of Class A Subordinate Voting Shares and Convertible Senior Notes, Including Full Exercise of Over-Allotment Option for Convertible Senior Notes

Ottawa, Canada – September 18, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has completed its previously announced public offering of 1,100,000 Class A subordinate voting shares (the “Offered Shares”) at a price to the public of US$900 per share (such offering, the “Equity Offering”) and its previously announced public offering of US$920,000,000 aggregate principal amount of convertible senior notes due 2025 (the “Notes”), which includes the full exercise of the over-allotment option of US$120,000,000 aggregate principal amount of the Notes (such offering, the “Note Offering”, and together with the Equity Offering, the “Offerings”). The gross proceeds from the Equity Offering, before underwriting discounts and offering costs, are US$990,000,000, and the gross proceeds from the Note Offering, before underwriting discounts and offering costs, are US$920,000,000.

Shopify expects to use the net proceeds of the Offerings to strengthen its balance sheet, providing flexibility to fund its growth strategies.

The Equity Offering was led by Citigroup, Goldman Sachs & Co. LLC and Credit Suisse, with RBC Capital Markets acting as Co-Manager, and the Note Offering was led by Goldman Sachs & Co. LLC, Citigroup and Credit Suisse, with RBC Capital Markets acting as Co-Manager.

The Offered Shares and the Notes were offered in each of the provinces and territories of Canada, other than Québec, by way of prospectus supplements dated September 15, 2020 to Shopify’s short form base shelf prospectus dated August 6, 2020 (the “Base Shelf Prospectus”). The Offered Shares and the Notes were also offered in the United States pursuant to prospectus supplements to Shopify’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offerings. Copies of the Canadian prospectus supplements and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471- 2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements with regard to Shopify’s proposed use of proceeds from the Offerings. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceeds of the offering will be used on the terms described. Allocation of the proceeds of the Offerings is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Rebecca Feigelsohn Communications Lead 416-238-6705 x 302 press@shopify.com

SOURCE: Shopify